UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-172143-01

DBUBS 2011-LC3 Mortgage Trust

(Exact name of issuing entity as specified in its charter)

Deutsche Mortgage & Asset Receiving Corporation

(Exact name of depositor as specified in its charter)

60 Wall Street

New York, New York 10005

(Address, including zip code, and telephone number, of principal executive offices of the issuing entity)

Class A-1

Class A-2

Class A-3

Class A-4

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)         / /

Rule 12g-4(a)(2)         / /

Rule 12h-3(b)(1)(i)      / /

Rule 12h-3(b)(1)(ii)     / /

Rule 15d-6                 / /

Rule 15d-22(b)       /x/

Approximate number of holders of record as of the certification or notice date:

        0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Deutsche Mortgage & Asset Receiving Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 7, 2021

By: /s/ Helaine M. Kaplan

Helaine M. Kaplan, President

Date:  July 7, 2021

By: /s/ Natalie Grainger

Natalie Grainger, Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.